EXHIBIT 99.1
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                                ARC ENERGY TRUST
              NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TO:      THE UNITHOLDERS OF ARC ENERGY TRUST

TAKE NOTICE that an Annual and Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of ARC Energy Trust (the "Trust") will be held at the Imperial Ballroom in the Hyatt Regency Hotel, 700 Centre Street S.E., Calgary, Alberta, on Monday, the 15th day of May, 2006, at 3:30 p.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2005 and the auditors' report thereon;

2.       to appoint the Trustee of the Trust;

3.       to elect the directors of ARC Resources Ltd.;

4. to consider and if thought fit, approve the special resolution to make certain amendments to the Trust Indenture of the Trust;

5. to consider, and if thought fit, approve the special resolution directing the Trustee of the Trust to approve the reorganization of the exchangeable share capital of ARC Resources Ltd.;

6.       to appoint auditors of the Trust; and

7. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

UNITHOLDERS OF THE TRUST WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED INSTRUMENT OF PROXY AND TO MAIL IT TO OR DEPOSIT IT WITH COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, TORONTO ONTARIO, M5J 2Y1. IN ORDER TO BE VALID AND ACTED UPON AT THE MEETING, FORMS OF PROXY MUST BE RETURNED TO THE AFORESAID ADDRESS NOT LESS THAN 24 HOURS BEFORE THE TIME SET FOR THE HOLDING OF THE MEETING OR ANY ADJOURNMENT THEREOF.

Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on March 31, 2006 (the "Record Date"). Unitholders of record will be entitled to vote those Units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta, this 22nd day of March, 2006.


                               BY ORDER OF COMPUTERSHARE
                               TRUST COMPANY OF CANADA,
                               by ARC RESOURCES LTD.



                               (signed)  John P. Dielwart
                                         President and Chief Executive Officer